Exhibit 4.01

AMENDMENT TO RIGHTS AGREEMENT

This AMENDMENT (this “Amendment”), dated as of October 28, 2006, to the Rights Agreement (the “Rights Agreement”), dated as of September 2, 1999, by and between American Power Conversion Corporation, a Massachusetts corporation (the “Company”), and BankBoston N.A., a national banking association (the “Rights Agent”), and executed and delivered by the Company and Computershare Trust Company, N.A., a national banking association, which is the successor to the Rights Agent.

W I T N E S S E T H :

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time prior to such time as any Person becomes an Acquiring Person cause the Rights Agreement to be supplemented or amended to make any change or to delete any provision or to adopt any provision with respect to the Rights Agreement that the Company may deem necessary or desirable;

WHEREAS, the Board of Directors of the Company have deemed it desirable and in the best interests of the Company and its stockholders to amend the Rights Agreement; and

WHEREAS, except as the context otherwise requires, capitalized terms used in this Amendment and not otherwise defined have the same meanings as in the Rights Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Amendment of Rights Agreement.

(a) The definition of “Acquiring Person” in Section 1 of the Rights Agreement shall be amended by adding the following sentence to the end of such definition:

Notwithstanding the foregoing, for purposes of this Agreement, none of Schneider Electric SA, a company organized under the laws of France (“Parent”), Trianon Inc., a Massachusetts corporation and an indirect wholly owned subsidiary of Parent (“Subsidiary”), or any other direct or indirect subsidiary of Parent shall be deemed to be an “Acquiring Person” by reason of the execution or delivery of (i) the Agreement and Plan of Merger, by and between the Company, Parent and Subsidiary (the “Merger Agreement”) to be entered into after this Amendment and dated as of the same date, or the consummation of the merger provided for in the Merger Agreement or (ii) the Voting Agreement (as defined in the Merger Agreement).

(b) The definition of “Beneficial Owner” in Section 1 of the Rights Agreement shall be amended by adding the following sentence to the end of such definition:

Notwithstanding the foregoing, for purposes of this Agreement, none of Parent, Subsidiary or any other direct or indirect subsidiary of Parent shall be deemed to be the “Beneficial Owner” of, or to “beneficially own,” any securities of the Company by reason of (i) the Merger Agreement, (ii) the Voting Agreement or (iii) any agreement, arrangement or understanding entered into in connection with or pursuant to the Merger Agreement between the Company and Parent or any direct or indirect subsidiary of Parent.

(c) Section 7(a) of the Rights Agreement shall be amended in its entirety to read as follows:

The registered holder of any Right Certificate (other than a holder whose Rights have become void pursuant to Section 11(a)(ii) hereof or have been exchanged pursuant to Section 24 hereof) may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at its principal office, together with payment of the Purchase Price for each Common Share as to which the Rights are exercised, prior to the earliest of (i) the Close of Business on the Final Expiration Date, (ii) the time at which the right to exercise the Rights terminates pursuant to Section 23 hereof, (iii) the time at which the Rights to exercise the Rights terminates pursuant to Section 24 hereof or (iv) the Effective Time (as defined in the Merger Agreement).

(d) Section 21 of the Rights Agreement shall be amended by adding the following sentence at the end of the first sentence of such section:

In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company.

(e) A new Section 36 shall be added to the Rights Agreement. The new section shall read as follows:

Section 36. Force Majeure. Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 2. Continued Effectiveness. The parties hereto hereby acknowledge and agree that, except as specifically supplemented and amended, changed or modified in Section 1 above, the Rights Agreement shall be unaffected by this Amendment and remain in full force and effect in accordance with its terms.

Section 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

Section 4. Defined Terms. Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used but not defined herein have the meanings assigned to them in the Rights Agreement.

Section 5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Massachusetts and for all purposes shall be governed by and construed in accordance with the laws of such Commonwealth applicable to contracts to be made and performed entirely within such Commonwealth.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and effective as of the day and year above written.

AMERICAN POWER CONVERSION CORPORATION

By:	/s/ Robert Johnson
Name:	Robert Johnson
Title:	CEO

COMPUTERSHARE TRUST COMPANY, N.A., the successor to BankBoston, N.A., as Rights Agent

By:	/s/ Carol Mulvey-Eori
Name:	Carol Mulvey-Eori
Title:	Managing Director

[Signature Page to Amendment to Rights Agreement.]

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